Free Writing Prospectus
Filed pursuant to Rule 433(f)
Registration Statement No. 333-195900
Dated May 16, 2014

This free writing prospectus is being furnished on behalf of Citizens Financial Group, Inc. (the “Company”). The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company and underwriters participating in the offering will arrange to send you the relevant prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at (866) 718-1649, Goldman, Sachs & Co. toll free at (866) 471-2526 or J.P. Morgan Securities LLC collect at (212) 834-4533.

On May 13, 2014, The New York Times published an article written by Rachel Abrams (the “Article”) on its website (http://dealbook.nytimes.com) and in print on May 14, 2014, that contained information excerpted from an interview with Bruce Van Saun, the Chief Executive Officer of the Company. The Article discussed the registration statement and the Company. The full text of the Article, as posted on The New York Times’ website, is reproduced below. The Article was not prepared by or reviewed by the Company prior to its publication. The Company is not affiliated with The New York Times and the Company did not make any payment or give any consideration to The New York Times in connection with the Article. Statements in the Article that are not attributed directly to Mr. Van Saun, the Company or The Royal Bank of Scotland Group plc, or based on or derived from the Company’s registration statement, represent the opinions of The New York Times or others, and are not endorsed or adopted by the Company.

You should consider statements in the Article only after carefully evaluating all of the information in the Company’s registration statement as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the registration statement, which is available on the SEC website at www.sec.gov.

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Text of Article
Title:	Heading Out on Its Own, Citizens Bank Faces a Tough Climate
Author:	Rachel Abrams
Source:
The New York Times, DealBook (http://dealbook.nytimes.com/2014/05/13/citizens-bank-faces-a-stormy-spinoff/?_php=true&_type=blogs&_r=0); The New York Times, Section B; Column O; Business/Financial Desk; DealBook

Last Updated:	May 14, 2014

Being cast off from a struggling foreign parent company might bring on an identity crisis for some institutions. Not so for Citizens Bank, which is looking to turn its coming independence from the Royal Bank of Scotland into an opportunity to strengthen its consumer banking in the United States.

But it may be a slog.

In the era of too big to fail, Citizens — with about 1,400 branches and no investment banking operations — could serve as a test case for whether a midsize regional bank can establish itself in the challenging postcrisis climate. The bank recently failed part of the Federal Reserve’s stress test and has been struggling to improve its profitability in the face of slow loan growth and low interest rates, which have affected the entire industry.

Times are tough for banks everywhere, as financial firms continue to navigate tighter regulations, which have constrained some of the ways banks traditionally make money.

“Cost management and finding pockets of loan growth are really the name of the game,” said Matt Kelley, an analyst with Sterne Agee. “A low-interest-rate environment is hurting everybody.”

As Citizens takes its first steps to separate from R.B.S., it may not have a good road map to follow. While other foreign banks have spun off their operations in the United States since the financial crisis, there have been no good comparisons.

“It’s been mostly foreign banks buying U.S. banks over the last 15 to 20 years,” Mr. Kelley said, citing examples including the Mitsubishi UFJ Financial Group of Japan buying a minority stake in Morgan Stanley and Banco Santander completing its acquisition of Sovereign Bancorp during the financial crisis.

But executives at R.B.S. and Citizens do not seem concerned.

“We have great brands, we have great culture,” Bruce W. Van Saun, chairman and chief executive of the RBS Citizens Financial Group, said in an interview earlier this year, before Citizens filed documents on Monday to go public. “We just have to run the place better.”

Although Citizens has been profitable in recent years, it is cutting costs, revamping the marketing of loans to attract customers and investing in technology as fewer consumers visit branches.

The moves come as R.B.S. plans to spin off Citizens in at least two separate public offerings, beginning with an I.P.O. of about 25 percent of its stake later this year, with the money it raises going to repay British taxpayers. R.B.S. aims to complete the separation by the end of 2016.

Mr. Kelley estimated that Citizens could potentially be worth $14.8 billion to $18.5 billion, based on current common regional bank valuations and Citizens’ financial data at the end of 2013. That would value it around the market capitalizations of other regional banks like Regions Financial Corporation and Fifth Third Bancorp.

R.B.S., which took control of Citizens in 1988, has been under pressure from regulators to repay a government bailout and improve its operations in Britain, where it has faced stiff criticism for its lending practices and executive compensation. R.B.S. needed a bailout from the British government as the financial crisis festered, in large part because of soured subprime loans as well as write-downs tied to R.B.S.’s acquisition of ABN Amro.

The Financial Conduct Authority, a British regulator, said in January that it had hired a consulting firm to investigate claims that R.B.S. had pushed some of its clients into financial difficulty. And Ed Miliband, the leader of the Labour Party, has been pushing the British government to stop the bank from handing out bonuses of up to double a banker’s salary.

To complicate matters, in March, R.B.S.’s emergency capital plan for Citizens failed part of the Federal Reserve’s stress test, a measure by which the government can ensure the health of financial institutions. The Fed found “inadequate governance and weak internal controls” in the firm’s capital planning process, although it took no issue with the bank’s capital itself.

“Could it cause a couple of months in the process for a delay? I think that’s possible,” said Mr. Kelley. “My guess is, maybe some minor delays, but they keep on track.”

The bank will have to resubmit its capitalization plan for Citizens to the Fed, although R.B.S. has said it does not expect the stress test results to affect the spinoff.

“The main thing is just getting through the whole regulatory environment,” said Erik Oja, a banking analyst at S&P Capital IQ. “It’s also just being able to grow loans.”

So far, Citizens has taken a number of measures to improve profitability ahead of its planned public offering. The bank reported revenue of $4.7 billion for 2013, down from $4.9 billion in 2012. The bank’s return on assets, a measure of profitability, has crept up to only 0.58 percent, a little over half of the average of most of its regional bank peers.

To tackle the challenges, Mr. Van Saun is looking at ways to improve the bottom line. Citing J. D. Power & Associates, Citizens said that its consumer banking had improved its customer satisfaction ratings in 2013 by more than the industry average.

As part of its initiative to refocus on its main markets, the bank agreed in January to sell 94 of its Chicago retail branches and small-business operations to U.S. Bancorp.

While the bank typically ranks in the top five for market share, the company was hovering at around 12th in Chicago, according to Mr. Van Saun.

“Over the last four or five years, we’ve shrunk down to things that are what I’d say our core activities,” he said.

The company is now in a quiet period before its I.P.O. and cannot comment on its plans, but it has been working for months on new ways to attract new customers. According to a presentation the bank made in March, Citizens ranks among the top five mortgage loan originators in just one out of its 10 markets.

The company has already hired around 300 mortgage loan officers to help bolster those numbers, and Mr. Van Saun hopes to hire 400 more.

“I think we’re underpenetrated in terms of making new loans to small businesses,” Mr. Van Saun said this year.

New regulations have also limited the fees banks can charge to their clients, traditionally a major source of revenue. And mobile banking, as well as other technologies, has cut back on foot traffic in bank branches, which means that firms have fewer opportunities to use face-to-face interaction to sell products.

“There’s not enough revenue growth in the U.S. banking industry, not enough loan growth, for banks to drive higher profit levels,” Mr. Kelley said. “So institutions are laser-focused on reducing expenses.”

As a result, Citizens and other regional banks, including PNC Bank and KeyBank, have recently slashed their number of physical branches and have invested in technology.

“Branch-based transactions have been coming down at a high-single-digit to a low-double-digit annualized rate for the last couple of years,” Mr. Kelley said. “What banks are doing in response to that is they’re unveiling state-of-the-art A.T.M.s, which allow more functionality at a lower cost.”

The sale of its Chicago locations has helped Citizens invest more heavily in technology it hopes can help bring costs down and better serve its customers.

Over the last four years, Citizens has invested $900 million in developing new technology, including new types of A.T.M. systems, according to Mr. Van Saun. The bank plans to spend $500 million on technology initiatives over the next two years.

“You’re in a bit of an arms race with trying to offer more convenience to your customers,” Mr. Van Saun said.

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Statements included herein may constitute forward-looking statements. These forward-looking statements may relate to the Company’s financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to expected earnings levels, the adequacy of the allowance for credit losses, delinquency trends, market risk and the impact of interest rate changes, capital market conditions, capital composition and adequacy and liquidity, the effect of legal proceedings and new accounting standards on our financial condition and results of operations. Forward-looking statements are not guarantees of future performance, are based on management’s current expectations and, by their nature, involve certain risks, uncertainties, estimates and assumptions by management that are difficult to predict. Various factors, some of which are beyond the Company’s control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements, including those factors discussed under the section entitled “Risk Factors” in the registration statement filed with the SEC. You should specifically consider the numerous risks outlined under “Risk Factors” in the registration statement filed with the SEC. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, level of activity, performance or achievements. Moreover, the Company does not assume responsibility for the accuracy and completeness of any of these forward-looking statements. The Company is under no duty to update any of these forward-looking statements after the date  hereof to conform them to actual results or revised expectations.